September 14, 2018

Re:	Kosmos Energy Ltd. (the “Company”) Form 10-K for Fiscal Year Ended December 31, 2017 (the “Form 10-K”) Filed February 26, 2018 File No. 001-35167

Mr. Brad Skinner

Senior Assistant Chief Accountant

Office of Natural Resources
Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549-4628

Dear Mr. Skinner:

This letter is in response to your letter dated September 10, 2018. We have set forth your comments followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2017

Business, page 8

Operations by Geographic Area, page 11

Other Mauritania and Senegal Discoveries, page 18

l.	You disclose that the Bir Allah, Teranga and Takaar discoveries “collectively have discovered a gross potential natural gas resource of approximately 40 trillion cubic feet and as such derisked over 40 trillion cubic feet in the basin.” The Instruction to Item 1202 of Regulation S-K generally prohibits disclosure in any document publically filed with the Commission of the estimates and/or the values of oil or gas resources other than reserves. If your estimates do not fulfill the requirements to be classified as reserves under Rule 4-10(a) of Regulation S-X, revise your filing to remove these estimates.

We respectfully acknowledge the Staff’s comment and will remove references to oil and gas resources, other than reserves, in our future filings.

Our Reserves, page 21

2.	The disclosure on page 22 does not appear to fully explain the changes in your proved undeveloped reserves during 2017. Revise this section to disclose all material changes in proved undeveloped reserves that occurred during the year, including proved undeveloped reserves converted into proved developed reserves. See Item 1203(b) of Regulation S-K.

We respectfully acknowledge the Staff’s comment and advise that we believe this section discloses all material changes in proved undeveloped reserves that occurred during the year. In 2017, our proved undeveloped reserves increased by approximately 13 MMBoe. The disclosure explains the reasons for the change for 10.4 MMBoe of such reserves. The other 2.6 MMBoe change in reserves relates to various factors, the primary being an increase in oil prices, which we believe are individually and collectively immaterial.

Kosmos Energy Ltd.

c/o Kosmos Energy, LLC 8176 Park Lane, Suite 500 Dallas, Texas 75231 Phone 214-445-9600 Fax 214 363 9024

3.	Expand your disclosure to include a discussion of investments and progress made during 2017 to convert proved undeveloped reserves to proved developed reserves, including, but not limited to, capital expenditures. See Item 13203(c) of Regulation S-K.

We respectfully acknowledge the Staff’s comment and advise that we did not make any significant investments or incur any material capital expenditures in 2017 associated with the development of proved undeveloped reserves. Thus, we did not convert any proved undeveloped reserves to proved developed reserves during 2017. Our scheduled drilling program in Ghana commenced during 2018. Accordingly, we expect to disclose in our Form 10-K for the Year Ended December 31, 2018 the level of investments and progress made during 2018 to convert proved undeveloped reserves to proved developed reserves.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 65

Results of Operations, page 69

4.	Information in the Ryder Scott reserve report indicates that you have producing sales gas reserves. However, the disclosure under this section does not attribute any production to sales gas volumes. Clarify for us whether you had any gas sales during 2017. If so, explain where sales gas production is reflected under this section. See Item 1204 of Regulation S-K.

We respectfully acknowledge the Staff’s comment and advise that we did not have any gas sales during 2017. All gas reserves in 2017 were related to fuel gas in our Ghana operations and therefore, did not generate gas sales revenues. During 2018, we expect to generate gas sales revenues under a Gas Sales Agreement which was executed during the fourth quarter of 2017. Accordingly, we expect to disclose in our Form 10-K for the Year Ended December 31, 2018 any gas sales revenues generated during 2018.

Note 7. Equity Method Investments, page 105

5.	Explain to us, in reasonable detail, how you evaluated the significance of the KTIPI acquisition for purposes of Rule 3-05 and Article 11 of Regulation S-X.

We respectfully advise the Staff that we evaluated the significance of our 50% investment in KTIPI using the investment, asset and income tests as prescribed by the guidance in Rule 3-05 which yielded results of 9.7%, 11.7% and 13.9%, respectively. For the Income Test, we utilized our 2016 pre-tax loss for the calculation, as the absolute value of the pre-tax loss exceeded the average income for the last five fiscal years. As none of the significance tests exceeded 20%, audited financial statements of KTIPI and pro forma financial information were not required under Rule 3-05 or Article 11 of Regulation S-X.

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To the extent that you have any questions regarding the response contained in this letter, please do not hesitate to contact me at (214) 445-9600.

Sincerely,

/s/ Thomas P. Chambers
Thomas P. Chambers
Senior Vice President and Chief Financial Officer

cc:	Andy Inglis Byron B. Rooney, Esq.